SCHEDULE 13D

(RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Complete Business Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20452F 10 7

(CUSIP Number)

Franci J. Blassberg

Debevoise & Plimpton

875 Third Avenue

New York, NY 10022

(212)909-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 13, 2000

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 20452F 10 7	13D	PAGE 2 OF 18 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CDR-COOKIE Acquisition, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

         AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		13,995,652

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		13,995,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,995,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.7%

14	TYPE OF REPORTING PERSON (See Instructions)

         OO

CUSIP NO 20452F 10 7	13D	PAGE 3 OF 18 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CDR-COOKIE Acquisition VI-A, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

         AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		13,995,652

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		13,995,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,995,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.7%

14	TYPE OF REPORTING PERSON (See Instructions)

          OO

CUSIP NO 20452F 10 7	13D	PAGE 4 OF 18 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Clayton, Dubilier & Rice Fund VI Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

         OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		13,995,652

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		13,995,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,995,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.7%

14	TYPE OF REPORTING PERSON (See Instructions)

         PN

CUSIP NO 20452F 10 7	13D	PAGE 5 OF 18 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Clayton, Dubilier & Rice Fund VI-A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

          OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		13,995,652

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		13,995,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,995,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.7%

14	TYPE OF REPORTING PERSON (See Instructions)

         PN

CUSIP NO 20452F 10 7	13D	PAGE 6 OF 18 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CD&R Associates VI Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

          OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		13,995,652

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		13,995,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,995,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.7%

14	TYPE OF REPORTING PERSON (See Instructions)

         PN

CUSIP NO 20452F 10 7	13D	PAGE 7 OF 18 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CD&R Investment Associates VI, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

          OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER

BENEFICIALLY		13,995,652

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		13,995,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,995,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

14	TYPE OF REPORTING PERSON (See Instructions)

          OO

Amendment No. 1 to

Statement on Schedule 13D

      This Amendment No. 1 to Statement on Schedule 13D initially filed on May 1, 2000 relates to the beneficial ownership of the voting convertible preferred stock, without par value (the “Preferred Stock”) of Complete Business Solutions, Inc., a Michigan corporation (the “Company”) and the common stock, without par value (the “Common Stock”) of the Company. This Amendment is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the voting Preferred Stock and the Common Stock into which the Preferred Stock is convertible, each issued by the Company. The Company has its principal executive office at 32605 West Twelve Mile Road, Farmington Hills, Michigan 48334.

Item 2. Identity and Background.

      (a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

      The following persons are directors or executive officers of each of CDR-COOKIE Acquisition, L.L.C. (“CDR-Cookie VI”) and CDR-COOKIE Acquisition VI-A, L.L.C. (“CDR-Cookie VI-A” and together with CDR-Cookie VI, the “Purchasers”):

      Kevin J. Conway

      David H. Wasserman

      Tobias Gondorf

      The following persons are directors or executive officers of CD&R Investment Associates VI, Inc. (“Associates VI, Inc.”):

      B. Charles Ames

      Michael G. Babiarz

      William A. Barbe

      Kevin J. Conway

      Brian D. Finn

      Donald J. Gogel

      Thomas E. Ireland

      Ned C. Lautenbach

      Christopher Mackenzie

      Charles P. Pieper

      Joseph L. Rice, III

      James W. Rogers

      (b) The business address for each of the following persons listed in Item 2 is c/o Clayton Dubilier and Rice, Inc., 375 Park Avenue, New York, New York 10152:

      Messrs. Ames, Babiarz, Barbe, Conway, Finn, Gogel, Ireland, Gondorf, Lautenbach, Pieper, Rice, Rogers and
      Wasserman.

      The business address for Christopher Mackenzie is c/o Clayton, Dubilier & Rice Limited, 45 Berkeley Street, London, England, W1A1EB.

      The business address for each of the following persons listed in Item 2 is located at 1403 Foulk Road, Suite 106, Wilmington, DE 19803:

      Clayton, Dubilier & Rice Fund VI Limited Partnership (“Fund VI”), Clayton, Dubilier & Rice Fund VI-A Limited Partnership (“Fund VI-A”), CD&R Associates VI Limited Partnership (“Associates VI”), Associates VI, Inc., CDR-Cookie VI and CDR-Cookie VI-A.

      (c) CDR-Cookie VI is a newly formed Delaware limited liability company organized by Fund VI for the purpose of making an equity investment in the Company. CDR-Cookie VI-A is a newly formed Delaware limited liability company organized by Fund VI-A for the purpose of making an equity investment in the Company.

      Fund VI is a private investment fund.

      Fund VI-A is a private investment fund.

      Associates VI is the general partner of each of Fund VI and Fund VI-A.

      Associates VI, Inc. is the general partner of Associates VI.

      Messrs. Ames, Barbe, Babiarz, Conway, Finn, Gogel, Gondorf, Ireland, Lautenbach, Rice, Rogers and Wasserman are executive employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152.

      Messrs. Mackenzie and Pieper are executive employees of Clayton, Dubilier & Rice Limited and of Clayton, Dubilier & Rice International, Inc.

      (d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      (f) Christopher Mackenzie is a citizen of the United Kingdom. All other natural persons listed in this Item 2 are citizens of the United States. Fund VI, Fund VI-A, Associates VI and Associates VI, Inc. are organized under the laws of the Cayman Islands. The Purchasers are organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate purchase price for the shares of Preferred Stock and the warrants to acquire additional Common Stock was $200,000,000. The Purchasers obtained such funds from Fund VI and Fund VI-A, which obtained them from a capital contribution from their respective partners.

Item 4. Purpose of Transaction.

      Each of Fund VI and Fund VI-A is a private investment fund that invests in equity and equity-related securities. The Common Stock has been acquired by the Reporting Persons for investment purposes. Subject to certain restrictions set forth in the Stock Purchase Agreement, the Reporting Persons may sell some or all of the Common Stock, either in the open market or in private transactions depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons’ own businesses, general economic conditions and stock market conditions and further developments.

      On March 17, 2000, the Company executed a Stock Purchase Agreement (the “Stock Purchase Agreement”) between the Company and the Purchasers, under which the Purchasers will acquire the following equity securities:

      (a) 200,000 shares of Preferred Stock, convertible into 8,695,652 shares of Common Stock, representing approximately 20.0% of the Common Stock outstanding as of December 31, 1999;

      (b) warrants (the “25 Warrants”) that permit the Purchasers to buy up to 3.5 million additional shares of Common Stock at an exercise price of $25 per share over the four-year period commencing from the earlier to occur of the third anniversary date of issuance and the date on which a share of Common Stock has traded at or above $31 for twenty consecutive trading days; and

      (c) warrants (the “31 Warrants”) that permit the Purchasers to buy up to 1.8 million additional shares of the Common Stock at an exercise price of $31 per share over the seven-year period commencing from the earlier to occur of the third anniversary date of issuance and the date on which a share of Common Stock has traded at or above $35 for twenty consecutive trading days.

      The Stock Purchase Agreement contemplates that the acquisition of the Preferred Stock, the 25 Warrants and the 31 Warrants will be consummated in two closings, the first of which occurred on April 20, 2000 (the “Initial Closing”). At the Initial Closing, the Purchasers acquired 100,000 shares of Preferred Stock and 25 Warrants to purchase an additional 3 million shares of Common Stock, or approximately 17.4% of the outstanding Common Stock on a fully exercised and diluted basis. The subsequent closing (the “Subsequent Closing”), which occurred on July 13, 2000, the Purchasers acquired the remaining 100,000 shares of Preferred Stock, 25 Warrants to purchase 500,000 shares of Common Stock and 31 Warrants to purchase 1.8 million shares of Common Stock. As of the Initial and Subsequent Closings, the Purchasers acquired securities equal to approximately 27.7% of the outstanding shares of Common Stock on a fully exercised and diluted basis.

Item 5. Interest in Securities of the Issuer. (a)

            (i) The Purchasers are the direct beneficial owners of 13,995,652 shares of Common Stock, representing approximately 27.7% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of May 12, 2000).

            (ii) By virtue of their positions as the sole members of the Purchaser, Fund VI and Fund VI-A may be deemed to be the beneficial owners of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

            (iii) By virtue of its position as general partner of each of Fund VI and Fund VI-A, Associates VI may be deemed to be the beneficial owner of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

            (iv) By virtue of its position as general partner of Associates VI, Associates VI, Inc. may be deemed to be the beneficial owner of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

            (v) Each of Fund VI, Fund VI-A, Associates VI and Associates VI, Inc. disclaims beneficial ownership of the shares of Common Stock in which the Purchasers have direct beneficial ownership.

            (vi) Except as described in sections (a)(i)-(iv) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which the Purchasers have direct beneficial ownership.

      (b) The persons listed in sections (a)(i)-(iv) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 13,995,652 shares of Common Stock.

      (c) Pursuant to the Stock Purchase Agreement at the Initial Closing, the Purchasers acquired from the Company 100,000 shares of Preferred Stock, convertible into 4,347,826 shares of

      Common Stock and 25 Warrants to acquire an additional 3 million shares of Common Stock, for an aggregate consideration of $100 million.

      (d) Pursuant to the Stock Purchase Agreement at the Subsequent Closing, the Purchasers acquired from the Company 100,000 shares of Preferred Stock, convertible into 4,347,826 shares of Common Stock, 25 Warrants to acquire an additional 500,000 shares and 31 Warrants to acquire an additional 1.8 million shares of Common Stock, all for an aggregate consideration of $100 million.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2000

CDR-COOKIE ACQUISITION, L.L.C

By: /s/ Kevin Conway

Name: Kevin J. Conway

Title: President

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2000

CDR-COOKIE ACQUISITION VI-A, L.L.C

By: /s/ Kevin Conway

Name: Kevin J. Conway

Title: President

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2000

CLAYTON, DUBILIER & RICE FUND VI LIMITED PARTNERSHIP

By: CD&R Associates VI Limited Partnership, the General Partner

By: CD&R Investment Associates VI, Inc., its general partner

By: /s/ W.A. Barbe

Name: William A. Barbe

Title: Vice President, Secretary and Treasurer

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2000

CLAYTON, DUBILIER & RICE FUND VI-A LIMITED PARTNERSHIP

By: CD&R Associates VI Limited Partnership, the General Partner

By: CD&R Investment Associates VI, Inc., its general partner

By: /s/ W.A. Barbe

Name: William A. Barbe

Title: Vice President, Secretary and Treasurer

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2000

CD&R ASSOCIATES VI LIMITED PARTNERSHIP

By: CD&R Investment Associates VI, Inc., its general partner

By: /s/ W.A. Barbe

Name: William A. Barbe

Title: Vice President, Secretary and Treasurer

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2000

CD&R INVESTMENT ASSOCIATES VI, INC

By: /s/ W.A. Barbe

Name: William A. Barbe

Title: Vice President, Secretary and Treasurer